EXHIBIT 99.1

enCore Energy Provides Q3 2024 Results and Operational Update

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Nov. 14, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), America's Clean Energy Company™, today reports results from the three and nine month periods ended September 30, 2024. enCore continued to enjoy rising revenue due to increasing extraction of uranium and sales of U3O8 ("yellowcake") in the nine months of 2024.  The Company commissioned the Alta Mesa In-Situ Recovery ("ISR") Uranium Central Processing Plant and Wellfield ("Alta Mesa") late in the second quarter (June 13, 2024 NR) as its second uranium processing plant, making enCore the only company in the United States with two operational uranium processing plants.  The Company met its delivery commitments under contract with the delivery of 530,000 pounds of yellowcake, using both purchased and processed uranium during the nine month period.  enCore continued to move its pipeline of projects ahead with permitting activities in South Texas and a drilling program in Wyoming.

Nine Month Period Performance Highlights (in USD unless otherwise noted):

  The Company recorded revenue of $45 million from the sale of yellowcake;
  During the nine-month period, the Company extracted and packaged 100,261 pounds of yellowcake combined between its two operational South Texas Central Processing Plants ("CPP"), the Rosita and Alta Mesa ISR projects. Also, the Company delivered 56,551 pounds of yellowcake to a North American Conversion Facility;
  The Company continues to meet contractual commitments with contract deliveries of 530,000 pounds of yellowcake at an average sales price of $84.85 per pound;
  In Q3 2024, The Company entered its eighth uranium supply contract with a U.S. nuclear utility to deliver a total of 300,000 pounds of yellowcake in 2028 and 2029 above current long-term prices presently in the low to mid $80 per pound range1;
  The Company conducted resource development drilling work at its Upper Spring Creek Project in South Texas to confirm uranium mineralization for the Company's next wellfield and to explore for roll fronts that may extend from the planned wellfield. Following the approval of the Class III Underground Injection Control ("UIC") permit received in June 2024, the Company began installing the monitor well rings and baseline wells for the first wellfield at the Upper Spring Project. The project is planned to include a satellite ion exchange ("IX") facility and wellfield that will feed the Rosita CPP.
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[1] Nuclear Market Review, November 8, 2024, Tradetech, LLC

  The Company conducted resource development drilling work at Alta Mesa in areas near the Alta Mesa CPP and the Mesteña Grande resource area, as reported in the project technical report.2
  In Wyoming, the Company conducted resource development drilling on its Dewey-Terrace project area, as well as conducted pre-submittal permit data collection by core drilling on its Gas Hills Uranium Project located in Fremont and Natrona Counties.

Summary of Select Financial Highlights for the Quarter and Nine Months Ended September 30, 2024 and 2023: (in thousands of US dollars) (CNW Group/enCore Energy Corp.)

Revenue Discussion

The Company's sales of 530,000 pounds of yellowcake were sourced from both purchased pounds and processed pounds at its Rosita In-Situ Recovery ("ISR") Uranium Central Processing Plant ("Rosita").  These purchased pounds increased the cost of goods sold.  As Alta Mesa came online late in Q2 there were no sales of processed pounds from Alta Mesa during the period.  Revenues are expected to continue to increase throughout 2024, driven primarily by accelerated processing of uranium at Alta Mesa. As volume of yellowcake increases at Alta Mesa, this growth is expected to improve the Company's gross margin.

Expense Discussion

The increase in expenses is primarily due to activities related to the start-up of Alta Mesa, along with exploration and development efforts across several states. As both Alta Mesa and Rosita are in the early stages of start-up, they have incurred expenses and increased capital investments, both which are essential for fully realizing our growth strategy and achieving enCore's operational capacity.

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[2] "Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA; National Instrument 43-101, Technical Report," prepared by Douglas Beahm, PE, PG, BRS Inc. Riverton, Wyoming, January 20, 2023.

Operations Performance

Through the nine-month period, the Company observed increasing volume from both operating CPP's, primarily from Alta Mesa as the ramp up continues. The Company packaged 100,261 pounds of yellowcake during that period from the combined operations. Development drilling and wellfield installation continued at Wellfield 7 at Alta Mesa to support expansion through a second IX circuit at the CPP. During the quarter, wellfield solution head grades at Alta Mesa peaked at approximately 140 mg/L U3O8 and averaged approximately 65 mg/L U3O8. The Company began resource development drilling to identify and classify additional mineral resources for additional wellfields beyond Wellfield 7.

In South Texas, development drilling progressed on an expansion area adjacent to the planned wellfield at our Upper Spring Creek ISR Project that we expect will extend the volume of yellowcake for processing at the Rosita CPP. Following the approval of the Class III UIC permit for the Upper Spring Creek wellfield, monitor well installation commenced to advance the project to provide satellite IX feed for the Rosita CPP in 2025. Additionally, key materials, equipment and vessels have been ordered and staged in anticipation of commencing satellite IX facility and wellfield construction upon approval by the Texas Commission on Environmental Quality ("TCEQ") in early 2025.

Outlook and Subsequent Events

The Company's outlook is positive, with substantial and growing revenue from Alta Mesa contributing to financial results throughout the first nine months of 2024 and beyond, as additional production and extraction wells come online. The cost-to-revenue ratio is projected to decline, reflecting improved efficiency and profitability as the Company accelerates activities at Alta Mesa and, to a lesser extent, at Rosita for the remainder of the year.  This trend is projected to accelerate as the Company expects to process in excess of one million pounds a year in 2025.

Additional plant feed for Rosita will be developed at the Upper Spring Creek Project where the Company has submitted various permit and amendment applications to the regulatory authorities in anticipation of a late first half start-up in 2025.

The nuclear industry outlook remains extremely positive with demand projections outpacing supply for the foreseeable future driven in part by increased electrical demand from Artificial Intelligence ("AI") and the commitment of many sectors of the economy to achieve zero carbon. Continued primary uranium production supply disruptions and constraints continue on a global basis as geopolitical tensions, trade restrictions, and local government decisions are observed. Current contracting conditions continue to remain favorable, with term contract pricing now higher than at the current spot price of $77.00 per pound.  Current contracting prices are higher  than when the spot price reached its twelve-month high of $115 per pound U3O83.

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[3] Nuclear Market Review, February 2 and November 1, 2024, Tradetech, LLC

Qualified Person

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

Shareholder Information

The Company's full quarterly and annual filings are available on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov and on enCore's website at www.encoreuranium.com.  Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium company with multiple Central Processing Plants in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated success in South Texas, future projects in the production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming.  The Company holds other assets including non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, statements regarding the Company's anticipated increase in revenue from Alta Mesa production, statements regarding the Company's projected cost/revenue ratio, statements regarding future plant feed development for Rosita, future nuclear industry outlook, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the Company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 14-NOV-24